

ALLGREEN PROPERTIES LIMITED

02 JAN 25 AM 8:10



File No. 82-4959

Date: 06 DEC 2001

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 51 OF 06.12.2001
Announcement No. 53

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	05/12/2001
Date of change of interest:	04/12/2001
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sales of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	251,000
% of issued share capital:	0.024
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.04
No. of shares held before change:	257,614,210
% of issued share capital:	24.53
No. of shares held after change:	257,363,210
% of issued share capital:	24.51

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	257,614,210	0
% of issued share capital:	24.53	0
No. of shares held after change:	257,363,210	0
% of issued share capital:	24.51	0
Total shares:	257,363,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 06/12/2001 to the SGX

MASNET No. 52 OF 06.12.2001
Announcement No. 54

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	05/12/2001
Date of change of interest:	04/12/2001
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	251,000
% of issued share capital:	0.024
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.04
No. of shares held before change:	238,254,774
% of issued share capital:	22.69
No. of shares held after change:	238,003,774
% of issued share capital:	22.67

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	196,893,554	41,361,220
% of issued share capital:	18.75	3.94
No. of shares held after change:	196,642,554	41,361,220
% of issued share capital:	18.73	3.94
Total shares:	196,642,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 06/12/2001 to the SGX



ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 07 DEC 2001

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOK

MASNET No. 27 OF 07.12.2001
Announcement No. 27

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	06/12/2001
Date of change of interest:	05/12/2001
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,000,000
% of issued share capital:	0.095
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.04 150,000 @$1.06 150,000 @$1.07 150,000 @$1.08 400,000 @$1.09
No. of shares held before change:	257,363,210
% of issued share capital:	24.51
No. of shares held after change:	256,363,210
% of issued share capital:	24.41

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	257,363,210	0
% of issued share capital:	24.51	0
No. of shares held after change:	256,363,210	0
% of issued share capital:	24.41	0

Total shares:	256,363,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 07/12/2001 to the SGX

MASNET No. 28 OF 07.12.2001
Announcement No. 28

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Kerry Holdings Limited

Date of notice to company: 06/12/2001

Date of change of interest: 05/12/2001

Name of registered holder:
CDP: Kerry Holdings Limited
CDP: Jaytech Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,000,000
% of issued share capital:	0.095
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.04 150,000 @$1.06 150,000 @$1.07 150,000 @$1.08 400,000 @$1.09
No. of shares held before change:	238,003,774
% of issued share capital:	22.67
No. of shares held after change:	237,003,774
% of issued share capital:	22.57

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	196,642,554	41,361,220
% of issued share capital:	18.73	3.94
No. of shares held after change:	195,642,554	41,361,220
% of issued share capital:	18.63	3.94
Total shares:	195,642,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 07/12/2001 to the SGX



ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 08 DEC 2001

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 1 OF 08.12.2001
Announcement No. 1

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	07/12/2001
Date of change of interest:	06/12/2001
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.019
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.08 50,000 @$1.09 50,000 @$1.10
No. of shares held before change:	256,363,210
% of issued share capital:	24.41
No. of shares held after change:	256,163,210
% of issued share capital:	24.39

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	256,363,210	0
% of issued share capital:	24.41	0
No. of shares held after change:	256,163,210	0
% of issued share capital:	24.39	0
Total shares:	256,163,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 08/12/2001 to the SGX

MASNET No. 2 OF 08.12.2001
Announcement No. 2

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Kerry Holdings Limited

Date of notice to company: 07/12/2001

Date of change of interest: 06/12/2001

Name of registered holder:
CDP: Kerry Holdings Limited
CDP: Jaytech Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.019
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.08 50,000 @$1.09 50,000 @$1.10
No. of shares held before change:	237,003,774
% of issued share capital:	22.57
No. of shares held after change:	236,803,774
% of issued share capital:	22.55

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	195,642,554	41,361,220
% of issued share capital:	18.63	3.94
No. of shares held after change:	195,442,554	41,361,220
% of issued share capital:	18.61	3.94
Total shares:	195,442,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 08/12/2001 to the SGX